

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 26, 2015

Michael W. Malone
Vice President – Finance and
Chief Financial Officer
Polaris Industries Inc.
2100 Highway 55
Medina, MN 55340

> **Re:** **Polaris Industries Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2013**
> **Filed February 21, 2014**
> **File No. 001-11411**

Dear Mr. Malone:

We have reviewed your response letter dated December 9, 2014 and have the following comment. Please respond to this letter within ten business days by providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Notes to Consolidated Financial Statements, page 48

Note 12. Segment Reporting, page 65

1. We note your response to our prior comment one. You state that you identified four operating segments – snowmobiles, off-road vehicles, motorcycles, and small vehicles – based on the operating segments criteria under ASC 280-10-50-1. We also note your analysis with respect to aggregating those four identified operating segments under in ASC 280-10-50-11. We continue to consider your response.

With respect to PG&A activities, you state that you specifically considered whether PG&A should be reported within each of the four respective operating segments and that the CODM uses financial information that includes the wholegood product lines grouped with the associated PG&A to make resource allocation decisions. Based on these statements, it appears you may have discrete financial information for PG&A.

With regard to PG&A, please provide us with an analysis of whether it is an operating segment based on the criteria provided in ASC 280-10-50-1 through 50-9. In this regard, please:

- Provide us with your organizational chart, including the identity of your chief operating decision maker (CODM), his/her direct reports, and your segment managers (if different from the CODM's direct reports).
- To the extent not addressed in your response to the previous bullet, tell us whom your Vice President - Parts, Garments, and Accessories; Vice President - EMEA and Small Vehicles; Vice President - Snowmobiles and Slingshot; Vice President - Off-Road Vehicles & ORV Engineering; and Vice President - Motorcycles report to.
- Tell us the basis on which segment managers and the above mentioned Vice Presidents (if different) are compensated (e.g., fixed salary, bonus based on consolidated results).
- Provide us with a copy of the reports that your CODM regularly reviews to allocate resources and assess performance.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Stephen Kim at 202-551-3291 or me at 202-551-3380 if you have any questions.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief